UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-38634

CUSIP NUMBER
NOTIFICATION OF LATE FILING	76152G100

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q

For the Transition Period Ended:_______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Reviva Pharmaceuticals Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

10080 N. Wolfe Road, Suite SW3-200
Address of Principal Executive Office (Street and Number)

Cupertino, CA 95014
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) by the prescribed due date without unreasonable effort or expense because of the circumstances described below.

The Company is working diligently to complete and finalize the 2023 Form 10-K, including the Company’s financial statements to be included therein, so that the 2023 Form 10-K can be filed as soon as possible.  However, additional time is required for the Company to complete and finalize the 2023 Form 10-K and the Company’s financial statements, and to obtain an audit report on the Company's financial statements, including for the Company to finalize its review in connection with certain of the Company’s clinical trials and the impact of such expenses on the Company’s financial statements. Although the assessment is not yet complete, the Company expects to report a related material weakness in its internal controls over financial reporting and its disclosure controls and procedures.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Narayan Prabhu	(408)	501-8881
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the completion of the 2023 Form 10-K and the Company’s financial statements and audit, including the finalization of review of certain clinical trials and the impact of such expenses, and the Company’s expected disclosures regarding internal controls over financial reporting and disclosure controls and procedures, constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects. See “Risk Factors” in the Company’s annual and quarterly reports and subsequent reports and other documents filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements, except as required by law.

Reviva Pharmaceuticals Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2024	By:	/s/ Narayan Prabhu
Name: Narayan Prabhu Title: Chief Financial Officer